15473 East Freeway (I-10 East), Channelview, TX  77530
Telephone:  281-862-2201         Facsimile:  281-862-2522

Eugene L. Butler
Chief Financial Officer

September 11, 2008

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

RE:          Extension Request

Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File No. 000-30351

Dear Mr. Delaney:

On behalf of Deep Down, Inc. (“Deep Down”), please consider this letter formal notification of our request for a 10-day extension to respond to your comments about the caption filings dated August 27, 2008, regarding Deep Down’s above Form 10-KSB.

Our accounting staff, together with our independent auditors, is working diligently on our response, but need additional time to complete.

As you are aware, we are facing weather constraints due to hurricane Ike and are under mandatory evacuation alert, so our offices will be closed for the remainder of the week.

Very Truly Yours,

/s/ Eugene L. Butler
Eugene L. Butler
Chief Financial Officer (Principal Financial Officer)